UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 25 October 2012

The third-quarter performance enables France Telecom-Orange to confirm its 2012 operating cash flow target of close to 8 billion euros

Outlook for 2013-2014: the Group expects 2013 operating cash flow of more than 7 billion euros which will return to growth in 2014

Outlook for 2013 and 2014

•

As in 2012, the Group will face a more difficult environment in 2013 than initially expected, with a deteriorating macro-economic outlook, strong competition in the French mobile market and continued regulatory pressure

•

Given these unfavourable conditions, France Telecom-Orange will continue its strategy of adapting and of maintaining its market positions, but expects additional pressure in 2013 on its operating cash flow1, which will nonetheless remain above 7 billion euros2

•

The Group foresees a reversal of this trend in 2014, supported by significant operational improvements, particularly in France, but also due to savings resulting from the Chrysalid programme, as well as the stabilisation of labour costs and an easing of regulatory pressure

•

In 2014, the Group expects a return to growth in operating cash flow compared to 20132

•

In order to preserve its financial strength and capacity to invest, while maintaining an attractive return for its shareholders, the Group aims to return to a net debt/EBITDA ratio of close to 2 at the end of 2014 and has decided to adapt its dividend policy. Accordingly, France Telecom-Orange will propose3 a dividend for both 2012 and 2013 of at least 0.80 euro4 per share

Results for the third quarter 2012

•

After a stable first half, consolidated revenues decreased -1.1% in the third quarter (on a comparable basis and excluding the impact of regulatory measures) as prices for mobile services in France and other European countries declined; the erosion of consolidated revenue was limited to -0.5% in the first nine months of 2012

•

France Telecom-Orange had 227.2 million customers at 30 September 2012, an increase of +3.1% year on year. There was very significant improvement in the third quarter with +3.0 million net additions. In France, the mobile market share was stable at 37.4%: the third quarter confirmed the improvement that began in June with +317,000 new customers, after a decline of -155,000 in the second quarter and -615,000 in the first quarter

•

Third-quarter restated EBITDA5 was 3.645 billion euros. The margin decline was limited to -1.4 percentage points, reflecting a reduction in commercial expenses and the continuation of the Chrysalid cost savings plan. Restated EBITDA was 10.649 billion euros for the first nine months of 2012 with a margin decline of -1.6 points, the same as in the first half (on a comparable basis)

•

CAPEX was 3.700 billion euros in the first nine months of 2012; giving a ratio of CAPEX to revenues of 11.4%

•

Operating cash flow (restated EBITDA minus CAPEX) during the first nine months of 2012 was 6.949 billion euros, in line with the operating cash flow target of close to 8 billion euros in 2012

1    Operating cash flow is restated EBITDA minus CAPEX.

2    Excluding exceptional items, but including the impact of about 120 million euros per year linked to civil servant pensions.

3    Subject to approval by the Annual General Meeting of Shareholders.>

4    France Telecom SA will pay the additional 3% dividend tax on the balance due after the payment of the interim dividend for 2012 and the total dividend for 2013.

5    See Appendix 2 (Analysis of Consolidated EBITDA) and Appendix 4 (Glossary).

Commenting on the results for the first nine months of 2012 and the outlook for 2013 and 2014, Stephane Richard, Chairman and CEO of France Telecom-Orange, said:

“The Group delivered solid results for the third quarter enabling us to confirm our operational cash flow target for 2012. This was due to a decidedly improved commercial performance in France compared to the first half, as well as the contribution from Spain and countries in Africa and the Middle East which continue to drive the Group’s growth.

In 2013, operating cash flow will face additional downward pressure due to the significant pricing impact of a fourth player entering the French mobile market, and a macroeconomic and regulatory environment that will continue to be challenging. Measures begun in 2011 to deal with these multiple shocks will be expanded on in 2013. These measures include a more aggressive commercial pushback, improved offers, exploration of new growth areas as well as the careful management of our cost base. As a result, we can realistically envisage a return to cash flow growth in 2014.

This will be achieved while fully respecting our social contract and continuing our investment in the deployment of very high speed broadband networks – fibre and 4G – particularly in France where we confirm our 2 billion euro FTTH deployment plan which runs over the period from 2010 to 2015. We will preserve the Group's financial strength, assuring its independence and its ability to prepare for the future. Accordingly, we are adjusting our shareholder remuneration with a dividend for both 2012 and 2013 of at least 0.80 euros per share, which remains attractive in the current conditions. I am very confident in the ability of the men and women of France Telecom-Orange to meet these challenges. We have both the means and the ambition to do so.”

*

*        *

The Board of Directors of France Telecom SA met on 24 October 2012 and examined the Group's financial statements for the period ended 30 September 2012.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on the France Telecom-Orange website:

www.orange.com

key figures

•

30 September data

In millions of euros	September 30, 2012	September 30, 2011 comparable basis	September 30, 2011 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	32,598	33,425	33,848	(2.5)%	(0.5)%	(3.7)%	0.3%	(1.5)%
Of which :
France	16,106	16,915	16,873	(4.8)%	(2.1)%	(4.5)%	-	0.2%
Spain	3,016	2,979	2,982	1.2%	3.9%	1.1%	-	(0.1)%
Poland	2,534	2,622	2,801	(3.4)%	(1.9)%	(9.6)%	(4.9)%	(1.5)%
Rest of World	6,191	6,112	6,503	1.3%	2.9%	(4.8)%	2.3%	(8.3)%
Enterprises	5,215	5,361	5,282	(2.7)%	(2.7)%	(1.3)%	1.6%	(0.1)%
International Carriers and Shared Services	1,208	1,171	1,186	3.1%	3.1%	1.8%	0.3%	(1.6)%
Eliminations	(1,671)	(1,735)	(1,780)	-	-	-	-	-
Restated EBITDA*	10,649	11,441	11,611	(6.9)%	(5.0)%	(8.3)%	0.1%	(1.5)%
In % of revenues	32.7%	34.2%	34.3%	(1.6) pts.	(1.6) pts.	(1.6) pts.
CAPEX (excluding GSM and UMTS licences)	3,700	3,699	3,731	0.0%		(0.8)%	0.4%	(1.2)%
In % of revenues	11.4%	11.1%	11.0%	0.3pt		0.3pt
Restated operating cash flow*	6,949	7,742	7,880	(10.2)%		(11.8)%

•

quarterly data

In millions of euros	3rd quarter 2012	3rd quarter 2011 comparable basis	3rd quarter 2011 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	10,755	11,150	11,280	(3.5)%	(1.1)%	(4.7)%	0.9%	(2.1)%
Of which :
France	5,280	5,583	5,569	(5.4)%	(2.4)%	(5.2)%	-	0.2%
Spain	1,027	1,038	1,039	(1.0)%	2.2%	(1.1)%	-	(0.1)%
Poland	840	888	899	(5.5)%	(3.4)%	(6.6)%	(1.1)%	(0.1)%
Rest of World	2,047	2,034	2,222	0.6%	3.0%	(7.9)%	3.0%	(11.4)%
Enterprises	1,726	1,778	1,734	(2.9)%	(2.9)%	(0.4)%	2.7%	(0.2)%
International Carriers and Shared Services	391	407	413	(3.9)%	(3.9)%	(5.2)%	0.4%	(1.8)%
Eliminations	(556)	(578)	(595)	-	-	-	-	-
Restated EBITDA*	3,645	3,932	3,998	(7.3)%	(4.3)%	(8.8)%	0.4%	(2.1)%
In % of revenues	33.9%	35.3%	35.4%	(1.4) pts.	(1.1) pts.	(1.5) pts.
CAPEX (excluding GSM and UMTS licences)	1,240	1,264	1,262	(1.9)%		(1.7)%	1.2%	(1.1)%
In % of revenues	11.5%	11.3%	11.2%	0.2pt		0.3pt
Restated operating cash flow*	2,405	2,668	2,735	(9.9)%		(12.1)%

* EBITDA restatements are described in appendix 2.

comments on key Group figures

revenues

The France Telecom-Orange group reported consolidated revenues of 32.598 billion euros for the first nine months of 2012, a -2.5% decrease in relation to the previous year on a comparable basis. Excluding the impact of regulatory measures, whose impact increased during the third quarter (-673 million euros over nine months), the decline in the Group’s revenues was limited to -0.5%, after the decrease of -0.1% in the first half.

The -1.1% erosion in Group revenues in the third quarter of 2012 excluding the impact of regulatory measures, after a decline of -0.2% in the second quarter, reflected the evolution of mobile services billings to customers, principally in France but also in the other European countries (particularly in Poland and Spain). At the same time, growth remained steady in Africa and the Middle East at +4.6% in the third quarter.

The quarterly trends by region, excluding the impact of regulatory measures, were as follows:

-

in France, revenue from mobile services6 declined -1.0% in the third quarter, after declining -0.4% in the second quarter: the reduction in services billed to customers related to the price decreases since January was partially offset by national roaming income, sales of Open and the increased revenues from sales of mobile handsets with the marketing of the iPhone5 in September. The mobile market share in the third quarter of 2012 was estimated at 37.4%, very close to that of the second quarter (37.6%). Revenues from fixed broadband services rose +4.0% in the third quarter, with an estimated share of net additions in the ADSL market of between 22% and 25%

-

in Spain, revenue growth from mobiles slowed to +0.8% in the third quarter, after rising +4.2% in the second quarter. Fixed services continued their sustained growth: +9.0% in the third quarter, after rising +9.5% in the second quarter with the continuing development of ADSL;

-

in Poland, the third quarter was down at -3.4%, reflecting the mobile segment’s -0.7% decline compared with an increase of +1.5% in the second quarter and the decrease in fixed services which had benefitted from the favourable impact of EURO 2012 in the second quarter;

-

in the Rest of World segment, revenues rose +3.0% in the third quarter after growth of +2.5% in the second quarter. Revenues continued to rise steadily in the Africa and Middle East regions (+4.6% in the third quarter), principally led by Côte d’Ivoire, Egypt and Niger. In Europe, revenues grew +1.4% in the third quarter after remaining stable in the first half due to the upturn in Belgium (+3.1%), while revenue erosion in Slovakia was offset by growth in Moldavia and Armenia. Operations in Romania have remained stable since the beginning of the year, after declining -3.7% on an annual basis in 2011;

-

Enterprise segment: revenues excluding equipment sales gradually improved, with the decline limited to -1.4% in the third quarter of 2012, after falling -2.8% in the second quarter and -3.4% in the first quarter, due to both operations carried out in France and international development.

On an historical basis, revenues from the first nine months of 2012 were down -3.7% compared with the previous year, which included:

-

the impact of changes in the consolidation perimeter (-1.5 percentage points), mainly due to the sale of Orange Switzerland on 29 February 2012, the sale of TP Emitel in Poland on 30 June 2011, and the acquisition of the mobile operator CCT in the Democratic Republic of the Congo on 20 October 2011;

-

foreign exchange impact (+0.3 percentage point): the decrease of the Polish zloty was more than offset by the increase of other currencies, in particular the US dollar, the Egyptian pound, the Jordanian dinar, the Dominican peso and the Swiss franc.

6    See glossary.

customer base growth

The Group had 227.2 million customers at 30 September 2012 (excluding MVNOs), an increase of +3.1% compared with 30 September 2011, with +6.9 million net additions in one year.

In mobile services, the Group had a total of 168.8 million customers at 30 September 2012 (excluding MVNOs), an increase of +4.6% year on year, with +7.4 million net additions. The third quarter rebounded considerably, with +3.1 million net additions versus +315,000 in the second quarter:

-

with +2.5 million net additions, Africa and the Middle East reported a vastly improved third-quarter performance in comparison with the two previous quarters, led principally by Cameroon (+1.1 million customers) and Egypt (+0.7 million contract customers). In addition, Orange Money, now marketed in eleven countries in Africa and the Middle East, had 4.8 million customers at 30 September 2012.

-

in France, the mobile customer base improved significantly, with +317,000 net additions in the third quarter, after decreasing by -155,000 customers in the second quarter and -615,000 in the first quarter. The quarterly improvement related to both contract customers (+320,000 customers, after rising by +86,000 in the second quarter) and prepaid offers, which stabilised in the third quarter after falling by -240,000 customers in the second quarter and -228,000 in the first quarter.

-

the other European countries also contributed to the rebound of the Group’s mobile customer base in the third quarter, including Romania (+197,000 customers, after falling by -41,000 customers in the second quarter), Spain (+138,000 customers, after rising by +85,000 in the second quarter) and Moldavia (+85,000 customers, after rising +19,000 in the second quarter).

The Group had a total of 14.8 million fixed broadband subscribers at 30 September 2012, an increase of +4.1% year on year, with 583,000 net additions, including 350,000 in France, 162,000 in the other European countries (mainly Spain and Slovakia), and 71,000 in Africa and the Middle East (principally Egypt).

In Europe, digital TV (IPTV and satellite) rose by +17.5% with 5.7 million subscribers at 30 September 2012 (+849,000 net additions year on year), mostly in France and Poland, and to a lesser extent in Slovakia and Belgium.

EBITDA

Restated EBITDA7 was 10.649 billion euros over the first nine months of 2012, compared with 11.441 billion euros over the first nine months of 2011 on a comparable basis, a decrease of -6.9%. Excluding the impact of regulatory measures (-232 million euros), the decrease was -5.0% after -5.3% in the first half. The ratio of restated EBITDA to revenues was 32.7% at 30 September 2012, a decrease of -1.6 percentage points, the same as that observed in the first half.

In the third quarter of 2012, restated EBITDA was 3.645 billion euros, compared with 3.932 billion euros in the third quarter of 2011, on a comparable basis. The restated EBITDA ratio was 33.9%, a decrease limited to -1.4 percentage points in relation to the third quarter of 2011.

The trends for ratios of operating expenses to revenues for the first nine months of 2012, on a comparable basis, were as follows:

-

the ratio of commercial expenses and content purchases was 14.7%, stable in relation to the previous year. The reduction in commercial expenses in France and Spain was partially offset by the increase in content costs related to the growth of video on demand and online music;

-

the ratio of service fees and inter-operator costs was 12.8%, an improvement of 0.3 percentage points compared with the first nine months of 2011. The decrease in call termination rates and roaming tariffs (favourable impact of +441 million euros) was partially offset by the growth in traffic with other operators;

-

the ratio of labour expenses (restated) was 20.8%, an increase of 1.2 percentage points compared with the previous year, limited to 0.9 percentage points excluding the impact of the decision by the European Commission in December 2011 related to the method of funding pensions for civil servants assigned to France Telecom-Orange (provision of 90 million euros). The average number of full-time equivalent employees8 was down -0.8% to 163,844 over the first nine months of 2012, versus 165,174 the previous year, on a comparable basis;

-

the ratio of all other expenses (restated) was 18.9%, an increase of 0.7 percentage points in relation to the first nine months of 2011. The increase in energy expenses and in property expenses (mobile sites and leases) and the impact of information system transformation programmes (chiefly in France) were partially offset by lower overhead expenses.

7    See appendix 2 (analysis of consolidated EBITDA).

8    See glossary.

CAPEX

CAPEX was 3.700 billion euros during the first nine months of 2012, at the same level as in the previous year on a comparable basis (3.699 billion euros). The ratio of CAPEX to revenues was 11.4%, an increase of 0.3 percentage points compared with the previous year on a comparable basis.

The proportion of CAPEX invested in networks during the first nine months of 2012 was 56%, a +4.2% increase after the deployment of several strategic projects, specifically:

-

in France, increased investment in the deployment of the fibre optic network and 4G mobile broadband;

-

in Spain, an acceleration of mobile network investment, both in upgrade programmes and in capacity investment;

-

in the Rest of World segment, in the upgrade of mobile access networks in Belgium, Slovakia and Egypt.

Investments in IT (21% of total CAPEX) were virtually unchanged at +0.5%. They included the continuing transformation programmes in France: overhaul of the sales system, convergence of fixed line IT systems, mobile and Internet services.

Investments in service platforms also increased with the development of new growth streams: Orange Money in Africa and the Middle East, as well as the launch of the New TV programme in France and Poland.

operating cash flow

Operating cash flow, which corresponds to restated EBITDA minus CAPEX9, was 6.949 billion euros in the first nine months of 2012. France Telecom-Orange confirms its 2012 target of achieving operating cash flow of close to 8 billion euros.

outlook for 2013 and 2014

As in 2012, the Group will face a more difficult environment in 2013 than initially expected:

-

the macro-economic outlook, particularly in Europe, will remained marked by very low growth,

-

in France, despite the resilience of its mobile activities, the Group will continue to suffer the effects of unprecedented competitive pressure, which weighs on the overall value of the market,

-

at the same time, the regulatory burden will remain similar to that of 2012 at a Group level, with further significant reductions in call termination rates in Poland, Spain and other European countries.

Given this unfavourable context, the Group will continue its adaptation strategy, activating four levers which will enable it to confront these challenges.  First and foremost, it will improve its operational efficiency. Furthermore, it will preserve its turnover, while maintaining investments at a significant level in order to build future growth, and continue to develop new areas of growth.

Nevertheless, in 2013 the Group envisages additional pressure on its operational cash flow, which will remain above 7 billion euros.

In 2014, the Group expects to see a reversal of this trend, supported by significant operational improvements, including:

-

more favourable revenues, after the significant impact of lower prices for mobile services in 2012 and 2013, particularly in France;

-

stabilisation of EBITDA in France, supported by a strong ambition to reduce direct and indirect costs;

-

Group-level savings from the Chrysalid programme;

-

stabilisation of personnel costs which will benefit from the impact of natural attrition;

-

an increased contribution from the Group’s growth areas such as emerging markets and new services;

At the same time, the impact of regulatory measures should decrease significantly in 2014.

As well as maintaining investment levels, the Group also expects growth in operating cash flow in 2014 compared to 2013.

To preserve its financial strength and capacity to invest, while conserving an attractive return for its shareholders, the Group’s objective is to return to a net debt/EBITDA ratio of close to 2 at the end of 2014 and it has decided to adapt its dividend policy. As a result, France Telecom-Orange will propose10 a dividend for both 2012 and 2013 of at least 0.8011 euros per share.

In this context, the Group confirms that it will pursue a policy of selective acquisition, respecting the net debt/EBITDA target it has set, by:

-

focusing on potential consolidation opportunities in its current markets,

-

and strengthening its growth potential through innovation.

9    See Appendix 2 (Analysis of Consolidated EBITDA) and Appendix 4 (Glossary).

10  Subject to approval by the Annual General Meeting of Shareholders.

11  France Telecom SA will pay the additional 3% dividend tax on the balance due after the payment of the interim dividend for 2012 and the total dividend for 2013.

review by business segment

France

Revenues in France were 16.106 billion euros during the first nine months of 2012, a -4.8% decline on a comparable basis. Excluding the impact of regulatory measures (-461 million euros), revenues decreased -2.1%, a similar level to the first half (-2.0%).

In the third quarter of 2012, revenues fell -5.4% on a comparable basis to 5.280 billion euros. Excluding the impact of regulatory measures (-172 million euros), revenues decreased -2.4%, after declining -2.2% in the second quarter and -1.7% in the first quarter. The gradual erosion of revenues reflected the impact of tariff adjustments for mobile services, while fixed services continued their downward trend at the same pace as during the previous two quarters.

Revenues from Personal Communication Services declined -2.3% on a comparable basis to 2.634 billion euros in the third quarter of 2012. Mobile services revenues12 fell -1.0%, excluding the impact of regulatory measures (-157 million euros), after declining -0.4% in the second quarter. The increased impact of the revised pricing related to the new Sosh, Open and Origami offers was largely offset by revenues from national roaming and increased handset sales with the marketing of the iPhone5 in September. ARPU13 was -7.8% lower at 30 September 2012, in line with the anticipated overall decrease of -10% by year end.

The mobile customer base, excluding MVNOs (contracts and prepaid offers), improved significantly in the third quarter of 2012 thereby confirming the return to growth in contract customers, which started in June on the strength of new offers. In the third quarter there were an additional +320,000 contract customers, following an additional +86,000 in the second quarter and a reduction of -387,000 in the first quarter. There were 540,000 customers of the Sosh online offers at 30 September 2012, while Open had 2.537 million customers at the same date. There were 19.472 million contract customers in total at 30 September 2012, a +1.1% year-on-year increase.

Prepaid customer base stabilised in the third quarter (the decrease was limited to -3,000 customers) due to new Mobicarte offers marketed in August, after falling sharply in the second quarter (-240,000 customers) and in the first quarter (-228,000 customers). There were 7.166 million prepaid customers at 30 September 2012, a decrease of -2.3% year on year.

Revenues from Home Communication Services decreased -4.1% on a comparable basis to 3.067 billion euros in the third quarter of 2012. Excluding the impact of regulatory measures (-34 million euros), revenues fell -3.1%, reflecting the downward trend in traditional telephone services14 (-15.0%), partially offset by the growth of fixed broadband services and carrier services.

Revenues from fixed broadband services rose +4.0% in the third quarter of 2012:

-

fixed broadband services had a total of +350,000 net additions at 30 September 2012 year on year (a +3.7% increase); share of net additions in the ADSL market was between 22% and 25% in the third quarter, in line with the two previous quarters. The fixed broadband customer base represented 9.827 million subscribers at 30 September 2012. It included 144,000 optical fibre customers, including +21,000 additional customers in the third quarter of 2012;

-

the digital TV customer base (4.882 million customers at 30 September 2012) rose +18.4% in one year;

-

the fixed broadband ARPU15 recorded an increase of +0.3%: the impact of price decreases was more than offset by the impact of the growing share of naked ADSL16 broadband subscribers (56% at 30 September 2012, +8.2 percentage points in one year).

Revenues from Carrier Services rose +0.5% on a comparable basis in the third quarter of 2012. Excluding the impact of regulatory measures (-32 million euros), revenues increased +3.4% due to the increasing number of telephone lines sold to other carriers (+10.5% year on year, 12.312 million lines at 30 September 2012).

12  See glossary.

13  See glossary.

14  Subscriber lines and communications.

15  See glossary.

16  See glossary.

Spain

Revenues in Spain were 3.016 billion euros during the first nine months of 2012, an increase of +1.2% on a comparable basis. Excluding the impact of regulatory measures (-77 million euros), the increase was +3.9% compared with the previous year.

In the third quarter of 2012, revenues declined -1.0% to 1.027 billion euros on a comparable basis. Excluding the impact of regulatory measures (-33 million euros), revenues climbed +2.2% after rising +4.8% in the first half. This reflected the impact of the economic crisis, but Orange Spain increased its market share by value in both fixed services and mobile services thanks to its strong commercial performance.

Personal Communication Services revenues rose +0.8% to 836 million euros in the third quarter, excluding the impact of regulatory measures (-33 million euros), after rising +3.9% in the first half. The levelling-off of revenue growth in the third quarter reflected the change in voice communication volumes, while the strong growth in data services continued (+16%) due to the rapid development of web browsing.

The mobile customer base (excluding MVNOs) rose +2.2% year on year, with 11.854 million customers at 30 September 2012, led by significant progress of contracts (+6.8%, with 7.949 million customers at 30 September 2012). The hosted MVNO customer base rose +17.8% year on year to 1.655 million customers at 30 September 2012.

Revenues from Home Communication Services rose +9.0% to 191 million euros in the third quarter on a comparable basis, continuing the sustained growth of the first half (+9.1%). The increase was generated by the rapid development of fixed broadband services (+12.7%). The number of ADSL subscribers rose +11.0% year on year (1.359 million customers at 30 September 2012), and ARPU17 rose +1.4% with a growing share of fully unbundled ADSL subscribers (66% of the total base at 30 September 2012, an increase of +6.2 percentage points in one year).

Poland

Revenues in Poland were 2.534 billion euros during the first nine months of 2012, a -3.4% decrease on a comparable basis. Excluding the impact of regulatory measures (-40 million euros), revenues fell -1.9%, after declining -1.1% in the first half.

The increased erosion of revenues to 840 million euros in the third quarter of 2012 (-5.5% on a comparable basis and -3.4% excluding the -19 million-euro impact of regulatory measures) was linked to both mobile services and fixed services.

Revenues from Personal Communication Services declined 0.7% to 448 million euros in the third quarter, excluding the impact of regulatory measures (-19 million euros), after rising +1.5% in the second quarter. Revenues from mobile services reflected contract price decreases linked to unlimited offers for voice and SMS communications marketed by all mobile operators.

The mobile customer base (14.758 million at 30 September 2012) rose +1.0%, led by an increase of +2.9% in prepaid customers (7.865 million at 30 September 2012). Growth continued to be very strong in web browsing with the rapid expansion of smartphone usage. Orange Poland remained the mobile-market leader in value, thanks to its proactive marketing of quadruple-play offers: its market share was estimated at 30% in the third quarter, after 30.4% in the second quarter and 30.2% in the first quarter.

Revenues from Home Communication Services, excluding the impact of regulatory measures, fell -3.7% to 463 million euros in the third quarter 2012. After the improvement in the second quarter, attributable to services carried out in connection with EURO 2012, fixed services returned to the downward trend of previous quarters. The downward trend of traditional telephone services was partially offset by the growth of carrier services and consumer fixed broadband services.

The number of fixed broadband services customers rose +0.2% year on year to 2.338 million customers at 30 September 2012. The number of digital TV customers (ADSL and satellite) continued its sustained growth, with 695,000 customers at 30 September 2012, a year-on-year increase of +12.9%.

Rest of World

Revenues in the Rest of World segment declined -4.8% to 6.191 billion euros during the first nine months of 2012 on an historical basis, due to changes in the scope of consolidation18 (-8.3 percentage points), partially offset by a favourable foreign exchange impact (+2.3 percentage points). On a comparable basis revenues increased +1.3%. Excluding the impact of regulatory measures (-94 million euros), revenues grew +2.9%.

In the third quarter of 2012, revenues rose to 2.047 billion euros, an increase of +0.6% on a comparable basis.  Excluding the impact of regulatory measures (-46 million euros), the increase was +3.0%:

-

revenues continued to climb sharply in Africa and the Middle East (+4.6% in the third quarter), led by Côte d’Ivoire (+20.9%), Egypt (+2.0%) and Niger (+33.9%);

-

in Europe, revenues rose +1.4% in the third quarter of 2012 (after remaining stable in the first half), due to an improvement of revenues in Belgium (+3.1%) generated by mobile handset sales with the marketing of the iPhone5 in September. In Romania, revenues remained stable at +0.1% (after growth of +0.2% in the first half): the mobile services customer base increased +0.6% year on year, benefitting from the steady growth of contract customers (+5.6% year on year) and renewed growth of prepaid offers in the third quarter (+130,000 additional customers). In Slovakia, the decline in revenues (-3.5% in the third quarter) reflected the impact of price decreases and the erosion of the customer base;

-

revenues in the Dominican Republic grew +3.9%, with a +5.0% year-on-year increase in the mobile services customer base at 30 September 2012, led by a +19.5% increase in contract customers.

There were 102.4 million mobile services customers in the Rest of World segment at 30 September 2012, an increase of +7.3 million customers year on year (+7.7%). There were +2.7 million net additions in the third quarter, including +1.1 million in Cameroon, +0.4 million in Egypt and +0.2 million in Romania. Orange Money, now marketed across eleven African and Middle-Eastern countries, had 4.8 million customers at 30 September 2012.

17  See glossary.

18  In particular with the sale of Orange Switzerland on 29 February 2012 and the acquisition of the mobile operator CCT in the Democratic Republic of the Congo on 20 October 2011.

Enterprise

Revenues in the Enterprise segment were 5.215 billion euros during the first nine months of 2012, a -2.7% decrease on a comparable basis in relation to the previous year.

Revenues declined -2.9% on a comparable basis to 1.726 billion euros in the third quarter of 2012. Excluding equipment sales, the gradual improvement continued, with the downturn limited to -1.4% in the third quarter, after a decline of -2.8% in the second quarter and of -3.4% in the first quarter.

Legacy networks fell -12.0% to 454 million euros during the quarter, after declining -14.2% in the first half. The slower downturn in the third quarter concerned both fixed telephony and legacy data services.

Mature networks rose +2.8% to 730 million euros during the third quarter, after rising +1.4% in the first half. The growth of broadcasting in the third quarter with the London Olympics added to the continuing rise of IPVPN internationally, while traditional nomad solutions (Business Everywhere) continued their downward trend.

Growing networks reported a +9.8% revenue increase to 96 million euros during the quarter (after rising +8.4% in the first half), led by the development of Voice over IP and image-related services.

Services (446 million euros) declined -4.1% compared with the third quarter of 2011, which included some significant equipment deliveries in North America.  Excluding equipment sales, services increased +3.7% with the growth of services integration and customer relationship management.

International Carriers and Shared Services

Revenues in the International Carriers and Shared Services segment were 1.208 billion euros during the first nine months of 2012, a +3.1% increase on a comparable basis, generated by International Carrier services (1.036 billion euros), which rose +5.6% compared with the previous year.

schedule of upcoming events

•

20 February 2013: presentation of 2012 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Jérôme Blin

jerome.blin@orange.com

Constance Gest
constance.gest@orange.com

Didier Kohn
didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of the strategy reflected in the “Conquests 2015” strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom-Orange and the level of Group investment necessary to pursue this strategy and to adapt its networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

appendix 1: revenues by operating segment

In millions of euros	2012	2011 comparable basis	2011 historical basis	change comparable basis (in %)	change historical basis (in %)
September 30
France	16,106	16,915	16,873	(4.8)%	(4.5)%
Personal	8,019	8,141	8,141	(1.5)%	(1.5)%
Home	9,261	9,681	9,640	(4.3)%	(3.9)%
Consumer Services	5,620	5,924	5,920	(5.1)%	(5.1)%
Carrier Services	3,304	3,329	3,330	(0.8)%	(0.8)%
Other Home Communication Revenues	337	428	389	(21.2)%	(13.3)%
Eliminations	(1,175)	(907)	(907)	-	-
Spain	3,016	2,979	2,982	1.2%	1.1%
Personal	2,453	2,464	2,464	(0.4)%	(0.4)%
Home	562	515	518	9.0%	8.4%
Poland	2,534	2,622	2,801	(3.4)%	(9.6)%
Personal	1,346	1,371	1,443	(1.8)%	(6.8)%
Home	1,389	1,436	1,559	(3.3)%	(10.9)%
Eliminations	(201)	(185)	(200)	-	-
Rest of World	6,191	6,112	6,503	1.3%	(4.8)%
of which Egypt	997	987	918	1.1%	8.6%
Entreprises	5,215	5,361	5,282	(2.7)%	(1.3)%
Legacy networks	1,422	1,645	1,660	(13.5)%	(14.3)%
Mature networks	2,164	2,125	2,076	1.9%	4.2%
Growing networks	294	270	262	8.9%	12.0%
Services	1,335	1,322	1,284	1.0%	3.9%
International Carriers and Shared Services	1,208	1,171	1,186	3.1%	1.8%
International Carriers	1,036	981	1,001	5.6%	3.5%
Shared Services	172	190	185	(9.6)%	(7.2)%
Inter-segment eliminations	(1,671)	(1,735)	(1,780)	-	-
Group total	32,598	33,425	33,848	(2.5)%	(3.7)%
3nd quarter
France	5,280	5,583	5,569	(5.4)%	(5.2)%
Personal	2,634	2,695	2,695	(2.3)%	(2.3)%
Home	3,067	3,198	3,184	(4.1)%	(3.7)%
Consumer Services	1,854	1,959	1,957	(5.3)%	(5.3)%
Carrier Services	1,106	1,101	1,102	0.5%	0.4%
Other Home Revenues	106	138	125	(23.0)%	(14.9)%
Eliminations	(421)	(311)	(311)	-	-
Spain	1,027	1,038	1,039	(1.0)%	(1.1)%
Personal	836	862	862	(3.0)%	(3.0)%
Home	191	176	177	9.0%	8.2%
Poland	840	888	899	(5.5)%	(6.6)%
Personal	448	470	476	(4.7)%	(5.8)%
Home	463	483	489	(4.0)%	(5.2)%
Eliminations	(72)	(65)	(66)	-	-
Rest of World	2,047	2,034	2,222	0.6%	(7.9)%
of which Egypt	347	341	308	2.0%	12.6%
Enterprises	1,726	1,778	1,734	(2.9)%	(0.4)%
Legacy networks	454	516	523	(12.0)%	(13.3)%
Mature networks	730	710	686	2.8%	6.4%
Growing networks	96	88	85	9.8%	13.3%
Services	446	465	439	(4.1)%	1.5%
International Carriers and Shared Services	391	407	413	(3.9)%	(5.2)%
International Carriers	340	348	355	(2.2)%	(4.1)%
Shared Services	51	59	58	(13.9)%	(11.7)%
Inter-segments eliminations	(556)	(578)	(595)	-	-
Group total	10,755	11,150	11,280	(3.5)%	(4.7)%

appendix 2: analysis of consolidated EBITDA

In millions of euros	2012	2011 comparable basis	change comparable basis (in %)
September 30
Revenues	32,598	33,425	(2.5)%
External purchases	(14,068)	(14,203)	(1.0)%
in % of revenues	43.2%	42.5%	0.7pt
of which:
Purchases from and fees paid to carriers	(4,188)	(4,391)	(4.6)%
in % of revenues	12.8%	13.1%	(0.3)pt.
Other network expenses and IT costs	(2,151)	(2,051)	4.9%
in % of revenues	6.6%	6.1%	0.5pt
Overheads, property, other external expenses and capitalized production	(2,925)	(2,836)	3.2%
in % of revenues	9.0%	8.5%	0.5pt
Commercial expenses and content purchases	(4,804)	(4,926)	(2.5)%
in % of revenues	14.7%	14.7%	(0.0)pt.
Labour expenses*	(6,784)	(6,559)	3.4%
in % of revenues	20.8%	19.6%	1.2pt
Other operating income and expenses*	(1,113)	(1,192)	(6.6)%
Gains (losses) on disposals of assets*	34	15	-
Restructuring expenses	(18)	(45)	-
Restated EBITDA*	10,649	11,441	(6.9)%
in % of revenues	32.7%	34.2%	(1.6) pts.

*

EBITDA restatements relate to the following exceptional events:

Over the first nine months of 2012, a total negative amount of 212 million euros for:

-

an expense of 190 million euros for the Part Time for Seniors plan in France;

-

a provision of 116 million euros related to the compensation to be paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) after 30 September 2012 in the event that the services contract between OTMT and ECMS is transferred to France Telecom-Orange;

-

an expense of 39 million euros related to the “conquests 2015” Bonus Share plan;

-

income of 92 million euros from the disposal of Orange Switzerland;

-

net income of 41 million euros from various disputes.

Over the first nine months of 2011, a total negative amount of 170 million euros for:

-

an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland;

-

an expense of 32 million euros for the Part Time for Seniors plan in France.

-

a provision of 23 million euros related to the “conquests 2015” Bonus Share plan.

Restated EBITDA for the first nine months of 2011 on an historical basis (11.611 billion euros) was further reduced by the income of 197 million euros from the disposal by TP S.A. of its subsidiary TP Emitel.

In millions of euros	2012	2011 comparable basis	change comparable basis (in %)
3rd quarter
Revenues	10,755	11,150	(3.5)%
External purchases	(4,582)	(4,717)	(2.9)%
in % of revenues	42.6%	42.3%	0.3pt
of which:
Purchases from and fees paid to carriers	(1,350)	(1,447)	(6.7)%
in % of revenues	12.6%	13.0%	(0.4)pt.
Other network expenses and IT costs	(711)	(676)	5.2%
in % of revenues	6.6%	6.1%	0.6pt
Overheads, property, other external expenses and capitalized production	(952)	(952)	0.0%
in % of revenues	8.9%	8.5%	0.3pt
Commercial expenses and content purchases	(1,568)	(1,643)	(4.6)%
in % of revenues	14.6%	14.7%	(0.2)pt.
Labour expenses*	(2,141)	(2,074)	3.2%
in % of revenues	19.9%	18.6%	1.3pt
Other operating income and expenses*	(405)	(427)	(5.1)%
Gains (losses) on disposals of assets	24	7	-
Restructuring expenses	(7)	(7)	-
Restated EBITDA*	3,645	3,932	(7.3)%
in % of revenues	33.9%	35.3%	(1.4) pts.

*

EBITDA restatements relate to the following exceptional events:

A total negative amount of 28 million euros in the third quarter of 2012 for:

-

an expense of 11 million euros for the Part Time for Seniors plan in France;

-

a provision of 13 million euros related to the “conquests 2015” Bonus Share plan;

-

an expense of 3 million euros from disputes.

A total negative amount of 42 million euros in the third quarter of 2011 for:

-

a provision of 19 million euros related to the Part Time for Seniors plan (TPS) in France;

-

a provision of 23 million euros related to the “conquests 2015” Bonus Share plan.

appendix 3: key performance indicators of France Telecom-Orange

	September 30, 2012	September 30, 2011
France Telecom-Orange Group
Total number of customers* (millions)	227.187	220.279

Personal customers* (millions)	168.767	161.327
- of which contract customers (millions)	55.587	53.138
Home broadband customers (millions)	14.798	14.215
- of which IPTV and satellite TV customers (millions)	5.705	4.856
France
Personal
Number of customers* (millions)	26.638	26.589
- of which contract customers (millions)	19.472	19.256
Total ARPU (euros)	349	379
Number of MVNO customers (millions)	2.612	3.235
Home
Consumer Market
Number of fixed line subscribers (millions)	17.832	18.718
- of which naked ADSL** customers (millions)	5.387	4.458
ARPU of fixed line subscribers (euros)	34.5	34.6
Number of broadband customers at end of period (millions)	9.827	9.478
ADSL market share at end of period (%)	44.4 ***	45.2
Number of IPTV and satellite TV customers (millions)	4.882	4.124
Carrier market
Total number of fixed lines in the Carriers market (millions)	12.312	11.142
- of which total unbundling (millions)	9.745	8.577
- of which wholesale naked ADSL rental** (millions)	1.080	1.170
- of which wholesale line rentals (millions)	1.487	1.396
Spain
Personal
Number of customers* (millions)	11.854	11.602
- of which contract customers (millions)	7.949	7.445
Total ARPU (euros)	261	275
Home
Number of ADSL broadband customers (millions)	1.359	1.225
Number of Voice over IP customers (thousands)	897	732

* Excluding customers of MVNOs ** See glossary *** Company estimate.

	September 30, 2012	September 30, 2011
Poland
Personal
Number of customers* (millions)	14.758	14.614
- of which contract customers (millions)	6.894	6.973
Total ARPU (PLN)	477	497
Home
Total number of fixed telephone lines (millions)	6.636	7.434
Number of ADSL broadband customers (millions)	2.338	2.332
Number of IPTV and satellite TV customers (thousands)	695	615
Rest of World
Personal
Total number of customers* (millions)	102.424	95.141
- of which contract customers (millions)	14.575	13.200
Number PCS customers by region (millions)
Europe	20.518	21.784
Africa and Middle East	78.759	70.366
Other operations	3.147	2.991
Home
Total number of telephone lines (thousands)	2,089	2,221
- of which Europe (thousands)	682	673
- of which Africa and Middle East (thousands)	1,401	1,544
- of which Other operations (thousands)	6	3
Number of broadband customers at end of period (thousands)	912	824
- of which Europe (thousands)	172	154
- of which Africa and Middle East (thousands)	739	668
- of which Other operations (thousands)	2	1
Enterprise
France
Number of legacy telephone lines (thousands)	3,749	4,117
Number of permanent accesses to IP networks (thousands)	346	341
- of which IP-VPN (thousands)	278	274
Number of XoIP connections (thousands)	65	57
World
Number of IP-VPN accesses \ world (thousands)	323	315
Everything Everywhere (United Kingdom) **
Personal
Number of customers* (millions)	26.185	26.762
- of which contract customers (millions)	13.393	12.529
Total ARPU (£/month, based on quarterly revenues)	18.9	19.1
Home
Number of broadband customers (thousands)	723	713

* Excluding customers of MVNOs ** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 4: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal: average annual revenues per user (ARPU) are calculated by dividing the “revenues from mobile services” (see below) generated over the past twelve months, excluding national roaming, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts. The calculation method for full-time equivalent employees who benefit from the "part time for seniors" plan was revised on 30 September 2012.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, rebranding expenses and content purchases.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before the reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB dongle.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to restated EBITDA minus CAPEX which is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

revenues from data services (Personal): these are “revenues from mobile services” (see below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 25, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations